FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Publicly-Held Corporation Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56	GLOBEX UTILIDADES S.A. Publicly-Held Corporation Corporate Taxpayer’s Registry (CNPJ/MF) number 33.041.260/0652-90

MATERIAL FACT

Companhia Brasileira de Distribuição (“CBD”) and Globex Utilidades S.A. (“Globex”), in compliance with the provision of Paragraph 4 of Section 157 of Law 6,404/76 and with Normative Instruction CVM 358/02, do hereby inform their shareholders that, on [this date], CBD, Globex, Casa Bahia Comercial Ltda. (“Casa Bahia”) and the partners of Casa Bahia (“Parties”) entered into an addendum to the Association Agreement which is the subject matter of the material fact announced by the Parties on December 4, 2009 (“Addendum”). In said Addendum, the Parties reviewed certain conditions for the association to be carried out by Globex and Casa Bahia, with respect to (i) the integration of the businesses engaged by Globex and Casa Bahia in the retail sector of durable goods, including the retail businesses of durable goods conducted by CBD in its stores Extra-Eletro, and (ii) the integration of the electronic commerce of durable goods currently explored by Globex, Casa Bahia and CBD (“Association”), and defined the necessary stages to implement the Association, summed up as follows:

I.              Preparatory Acts for the Association

1.1.      Globex Capital Increase

As a preparatory act aimed at enabling the implementation of the Association, a proposal for the corporate capital increase in the amount of R$689,826,000.00, at the issuing price, per share, of R$16.00, shall be submitted to Globex shareholders, who shall be gathered at an Extraordinary Shareholders’ Meeting. CBD shall subscribe shares to be issued by Globex as a result of such increase, if approved, and shall pay them in by means of: (i) the contribution to Globex’s corporate capital of all assets and liabilities connected with the retail business of durable goods related to Extra-Eletro stores, which shall be assessed at their accounting value and shall correspond to, at least, R$89,826,000.00; (ii) R$600,000,000.00 upon the contribution of Bank Certificate of Deposit and upon the capitalization of credits of CBD against companies controlled by it in the amount of at least R$250,000,000.00 in Bank Certificate of Deposit.

1.2.      Electronic Commerce

Globex shall cause an increase to the corporate capital of Pontofrio.Com Comércio Eletrônico S.A. (“PF.Com”), a company controlled by Globex, to be approved and the new common shares to be issued as a result of such increase shall be subscribed by CBD and by Globex and paid in as follows: (i) the common shares subscribed by Globex shall be paid in through the contribution of assets, liabilities, rights and obligations concerning its wholesaler business (B2B – telesales), and (ii) the common shares subscribed by CBD shall be paid in through the contribution of assets, liabilities, rights and obligations concerning the electronic commerce of durable goods conducted by Extra.Com.

1.3.      Spin-off of Casa Bahia

The partners of Casa Bahia shall approve a partial spin-off of Casa Bahia (“Spin-off”) and shall have all assets, liabilities, rights and obligations concerning the retail business of durable goods transferred to a new, recently-organized company (“New Casa Bahia”), which will be appraised based on an audited balance sheet of Casa Bahia dated June 30 2010.

II.           Implementation of the Association

2.1.   Within no longer than 30 days from the date of the Spin-off, Globex shall call an extraordinary shareholders’ meeting in order to resolve on the merger of all the shares issued by New Casa Bahia into Globex, upon the issuance of new shares (“Merger of Shares”).

2.2.   Upon approval of the Merger of Shares, the partners of Casa Bahia shall hold shares issued by Globex representing 47% of the total corporate capital of Globex, and CBD shall hold shares representing at least 52% of the total corporate capital of Globex, which may vary according to the shares held by the minority shareholders of Globex upon conclusion of the Merger of Shares.

2.3.      Globex will be the controlling shareholder of PF.Com, holding common shares representing 50.1% of the corporate capital of PF.Com; CBD will hold shares representing 43.9% of the total corporate capital of PF.Com and some of its executive officers will hold the remaining shares, corresponding to 6% of the total corporate capital of PF.Com.

2.4.      New Casa Bahia shall license to PF.Com the right of use of all assets consisting in intellectual property connected with New Casa Bahia’s electronic commerce business of durable goods.

2.5.      Casa Bahia, CBD and Globex shall be responsible for their respective liabilities originated from acts, facts and acts occurred prior to the date of the Merger of Shares, except for those  recorded on the respective accounting records on the date of the Merger of Shares.

III.         Corporate Governance

3.1.   The Parties shall enter into a shareholders agreement (“Shareholders Agreement”), to be effective for 6 years, extendable upon request of either Party for two additional years, if, at the end of the original term, there are no outstanding shares corresponding to at least 20% of the corporate capital of Globex and the partners of Casa Bahia had sold less than 23.64% of the shares issued by Globex and held by them on the date of the Merger of Shares.

3.2.   The Shareholders Agreement shall grant to (i) to CBD the right to appoint the majority members of the Board of Directors of Globex, and to the partners of Casa Bahia the right to appoint a certain number of members corresponding to its percentage in the corporate capital of Globex as long as they hold at least 25% of the shares bound to the Shareholders Agreement. The partners of Casa Bahia will have the right to indicate at least two members of the Board of Directors of Globex as long as they hold at least 20% of the shares bound to the Shareholders Agreement; and (ii) the partners of Casa Bahia the right to veto certain matters. On the date of the implementation of the Association, 5 members of the Board of Directors shall be appointed by CBD and 4 members of the Board of Directors shall be appointed by CB.

3.3.   For as long as the partners of Casa Bahia are the holders of shares bound to the Shareholders Agreement representing, at least, 29% of the total corporate capital of Globex (not considering for purposes of such calculation the treasury shares), Mr. Michael Klein shall be appointed as the Chairman of the Board of Directors.

3.4.   For a term of office of two years as of the date of the Merger of Shares, the Board of Directors shall appoint Mr. Raphael Klein to hold the position of Chief Executive Officer of Globex.

IV.        Lock-up Period

4.1.   The Parties have agreed that they may not sell, or by any means transfer the shares issued by Globex held by them during the time period of 24 months as of the date of execution of the Shareholders Agreement, except in the event of a public offer of shares As from the 25th month, the Parties shall be free to trade their shares respecting the right of first offer set forth in the Shareholders Agreement, except in the case of a public offer.

4.2.   Any sale of shares issued by Globex held the owners of Casa Bahia that exceeds 3% of the corporate capital of Globex, shall only be carried out through public offer or in a block trade.

V.           Public Offer

The Shareholders Agreement set forth some mechanisms aiming at governing any future public offer for the distribution of shares (primary and secondary) of Globex as of the 11th month of effectiveness of the Shareholders Agreement.

VI.        Alternative Liquidity Mechanisms

The Shareholders Agreement governs mechanisms that confer liquidity to the share interests of the partners of Casa Bahia at the end of the sixth year of effectiveness of the Shareholders Agreement (or the eighth year, as stated in item 3.1 hereinabove), except if Globex has outstanding shares corresponding to at least 20% of its total corporate capital, and the partners of Casa Bahia had sold at least 23.64% of the total shares issued by Globex of which they were the owners on the date of the Merger of Shares. Such mechanisms constitute, at the discretion of CBD and in this order, the possibility of migration to the corporate capital of CBD, and a call option of shares granted to CBD, at economic value. If no migration of the partners of Casa Bahia to the corporate capital of CBD or the exercise of the call option by CBD takes place, the partners of Casa Bahia may exercise a call option granted to them by CBD, for the same economic duly adjusted.

VII.      Real Property and Bartira

7.1.   The assets and liabilities of Casa Bahia to be merged into the New Casa Bahia will not include real property and therefore the partners of Casa Bahia shall cause Casa Bahia and New Casa Bahia to enter into lease agreements of operational real properties owned by Casa Bahia, which will be occupied by New Casa Bahia for the development of the businesses transferred to it.

7.2.   During the three first years of effectiveness of the lease agreements, the amount of the rent will be fixed, in the total annual amount of R$140 million, monthly adjusted according to the positive variation of the IPCA (the Broad Consumer Price Index of the Brazilian Institute of Geography and Statistics).

7.3.   As of the fourth year of effectiveness of the lease agreements, the amount of the rents of the real properties where the stores are installed, corresponding to 50% of the amount above, shall be the greatest amount calculated between (i) the abovementioned fixed amount adjusted by the IPCA, and (ii) the amount equivalent to a specific percentage applicable over the gross sales, which percentage will vary from the forth to the seventh year of effectiveness of the lease.

7.4.   Within the scope of the Association, as announced before, an agreement for the supply of furniture will be entered into between Globex and New Casa Bahia, on the one side, and Bartira Indústria de Móveis Bartira Ltda., on the other side, for the exclusive supply of furniture. Said agreement shall be effective for the time period of 6 years, from the date of its execution. New Casa Bahia, as a result of the Spin-off, will hold quotas representing 25% of the corporate capital of Bartira Indústria de Móveis Bartira Ltda., with the exclusive purpose of protecting its rights under the agreement for the supply of furniture.

VIII.   Submission of the Transaction to the Brazilian System of Competition Defense

The Parties have jointly submitted to the Brazilian System of Competition Defense the terms of the association, as originally agreed on, and, in accordance with the material fact announced by the Parties on February 3, 2010, they executed, on that date, a Provisional Agreement for the Possible Reversion of the Transaction (APRO) with the Brazilian Administrative Council for Economic Defense – CADE. Even though for purposes of antitrust matters, the execution of the Addendun does not alter the terms of their review,  and shall continue collaborating with the authorities in the process of analysis of the association, the Parties will inform CADE of the execution of the Addendum and will keep collaborating with the authorities on the course of their review.

IX.        Additional Matters

9.1. CBD, Globex and Casa Bahia estimate that the Association, as set forth above, will be implemented within the deadline of no more than 120 days as of the date hereof.

9.2.      Up to the date of the resolution of the shareholders on the Merger of Shares, the Parties shall conduct their respective retail businesses of durable goods and of electronic commerce on their normal course, compatible with prior practices. As of the date hereof, an Integration Committee will be installed to accompany the activities and the integration of the business which are the subject matter of the Association.

9.3.      The Parties ratify that the Association will permit the companies involved to capture, from this present date, synergies and to offer benefits to consumers, translated into a larger variety of products, better customer service and easy access to credit.

9.4.      The shareholders of CBD and of Globex and the market will be kept informed on the progress of the implementation and the conclusion of the Association.

São Paulo, July 1st, 2010

Companhia Brasileira de Distribuição

Daniela Sabbag

Investors Relation Officer

Globex Utilidades S.A.

Orivaldo Padilha

Investors Relation Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 02, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.